Dear investors,

We are thrilled to reconnect with you and share the exciting progress we've made. Thanks to your unwavering support, we have successfully delivered on our project plan, achieving key milestones in our mission to transform waste into clean hydrogen energy. Now, it's time to grow together and amplify our efforts to make a global impact. We are eager to embark on the next phase of our journey, scaling our solutions and expanding into new markets. Thank you for your continued trust and partnership. Together, we can drive meaningful change towards a zero-carbon future.

We need your help!

We are seeking your support in several key areas where your involvement can make a significant difference to our ongoing initiatives. Firstly, we are actively looking for pilot project opportunities based in the United States to implement and showcase our waste-to-hydrogen technology. Collaborations or introductions to potential partners—such as municipal governments, environmental organizations, or companies interested in sustainable energy solutions—would be immensely beneficial. Any leads you can provide will help us demonstrate the viability and effectiveness of our technology in a real-world setting.

Secondly, we are working to strengthen our team by bringing on

Secondly, we are working to strengthen our team by bringing on board qualified interns who are passionate about renewable energy and innovative technologies. Referrals for interns with backgrounds in engineering, environmental science, or related fields would greatly enhance our capacity to advance our projects more efficiently. These interns will play a crucial role in supporting our research and development efforts, especially as we aim to overcome staffing challenges that have previously caused project delays.

Your assistance in these areas is invaluable to us. By helping us secure U.S.-based pilot projects and connecting us with talented interns, you are directly contributing to the acceleration of our mission to transform waste into clean hydrogen energy. This support not only helps us navigate current obstacles but also propels us closer to achieving significant milestones in our zero-carbon initiatives on a global scale.

Sincerely,

Julien Felix

CEO at ZERO CARBON INC.

How did we do this year?

REPORT CARD

A-

☺ The Good

MFC commissioned Cometha, our waste-to-hydrogen prototype in Paris, showcasing our zero-carbon capabilities.

MFC launched Project Verkoso, a €1.7 million co-funded initiative with Fraunhofer Institute for waste-to-fuel cell development.

We secured a significant Letter of Intent to build a large-scale project in Ghana.

☹ The Bad

Partner MFC has secured multiple grants—some approved and others pending—which has delayed hiring of research partners.

Building our internship program resulted in lower-quality staff than anticipated,project delays due to insufficient personnel.

Due to earmarked funding, we are losing out on business opportunities in Saudi Arabia

2023 At a Glance

January 1 to December 31


$$$$

$0

Revenue



-$204,661

Net Loss


IOU!







$3,601
Short Term Debt

$400,525
Raised in 2023



$125,000
Cash on Hand
As of 11/ 1/24

We ❤ Our 651 Investors

Thank You For Believing In Us

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Thank You!

From the ZERO CARBON INC. Team

From the ZERO CARBON INC. Team



Julien Felix

CEO at ZERO CARBON INC.

Recognized as one of the leading cleantech entrepreneurs and advisors Julien and his team have been pushing the limits of small scale low emission waste conversi...



Michael Hofmeister

CTO at ZERO CARBON INC.

Micheal started his professional engineering career at venture-funded agnion energy Inc.. His Team was awarded "Best Of German Engineering 2015" by the German...



Evelina Holmstedt

Impact Marketing and Communication

BSc degree in Business Administration & Economics from Lund University, Sweden



Haritherran Kesavan

Renewable Energy Engineer

University Technology Petronas Graduate

Details

The Board of Directors

Director	Occupation	Joined
Julien Uhlig	CEO @ Zero Carbon	2021

Officers

Officer	Title	Joined
Julien Uhlig	CEO	2021

Voting Power

Holder	Securities Held	Voting Power
MHR Holding PTE Ltd. (23.5% owned by Dr. Arnim Rosenbach , 72.5% Michael Hofmeister)	25,000,000 Common Stock	100.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
01/2021	$250,000		Section 4(a)(2)
09/2021	$220,675		4(a)(6)
11/2021	$10,000	Safe	Section 4(a)(2)
12/2021	$55,000		Section 4(a)(2)
04/2022	$135,000		4(a)(6)
11/2022	$98,377,897	Common Stock	Section 4(a)(2)
05/2023	$208,065		4(a)(6)
12/2023	$192,460	Common Stock	Section 4(a)(2)

The use of proceeds is to fund general operations.

Outstanding Debts

Lender	Issued	Amount	Oustanding	Interest	Maturity	Current?
EX Venture Inc.	12/31/2021	$55,000	$55,000	1.0%	01/11/2025	Yes

Related Party Transactions

None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common	250,000,000	25,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

COVID-19 can materially impact our business.
It is unclear how long the COVID-19 pandemic will last and to what degree it could hurt our ability to generate revenues.

Zero Carbon builds complex technical machinery which can cause risk to operators, customers, and neighbors alike. The risks remain from lawsuits, damages, and legal proceedings against the company stemming from system deployment and or operations.

The extensive know-how of the company is based on a small engineering team, the risk remains that this knowledge cannot be documented and transferred sufficiently to secure successful operations if one or more senior management members might leave the company, get insured, or die.

Zero Carbon operates in a cash-intensive environment, as such the risk remains that the company will not be able to generate sufficient capital to enter the desired markets and grow as fast as estimated.

While Zero Carbon has been doing extensive testing, the risk remains that certain fuel sources add to the emissions and certain markets might not allow the operations of the machinery under current regulation, limiting the market potential of the company,

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Zero Carbon Inc. works on high-technology carbon conversion. While the unit has been extensively tested, risks remain in regards to long-term structural and material strains, where future generations might need optimizations. Design changes might be needed to reach long-term operational success.

The Company is basing some of its projections on an anticipated $1.5M government grant to be awarded in the near future in 2023. Raising our $50K minimum will not allow us to provide co-funding to qualify for this potential $1,500,000 government grant. This would limit our ability to carry out R&D until the end of 2024.

Julien Uhlig is a part-time officer. As such, it is likely that the company will not make the same progress as it would if that were not the case.

ZERO-x development is strongly IP dependent. Challenges to current our Future IP could seriously reduce the chances of success in individual and global markets.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The

Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;

the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

EX ZERO CARBON, INC.

Florida Corporation
Organized January 2021
1 employees
1314 E Las Olas BLV #727
Fort Lauderdale FL 33301 https://zero-x.co/

Business Description

Refer to the ZERO CARBON INC. profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

ZERO CARBON INC. has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Late filing

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.